Exhibit 7

U.S. Bank National Association

Statement of Financial Condition

As of 3/31/2019

($000’s)

3/31/2019
Assets
Cash and Balances Due From Depository Institutions	$18,011,992
Securities	113,629,093
Federal Funds	3,518,495
Loans & Lease Financing Receivables	286,352,008
Fixed Assets	5,289,051
Intangible Assets	12,998,717
Other Assets	27,522,814

Total Assets	$467,322,170
Liabilities
Deposits	$359,151,957
Fed Funds	1,408,144
Treasury Demand Notes	0
Trading Liabilities	565,646
Other Borrowed Money	37,549,120
Acceptances	0
Subordinated Notes and Debentures	3,800,000
Other Liabilities	15,767,654

Total Liabilities	$418,242,521
Equity
Common and Preferred Stock	18,200
Surplus	14,266,915
Undivided Profits	33,995,325
Minority Interest in Subsidiaries	799,209

Total Equity Capital	$49,079,649
Total Liabilities and Equity Capital	$467,322,170